February 3, 2025

Samir Tabar
Chief Executive Officer
White Fiber, Inc.
31 Hudson Yards, Floor 11
New York, NY 10001

       Re: White Fiber, Inc.
           Draft Registration Statement on Form 10-12B
           Submitted January 6, 2025
           CIK No. 0002042022
Dear Samir Tabar:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10-12B submitted January 6, 2025
General

1. We note you have checked the box on the cover of your filing indicating that you are an emerging growth company. Please also revise your registration statement to:
           Describe how and when a company may lose emerging growth company status;
           Briefly describe the various exemptions that are available to you, such as an exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section
           14(a)and (b) of the Securities Exchange Act of 1934;
           State your election under Section 107(b) of the JOBS Act; and If you have elected to avail yourself of the extended transition period for
           complying with new or revised accounting standards under Section 102(b)(1),
 February 3, 2025
Page 2

           provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.
           Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.
Explanatory Note, page 1

2. We note your disclosure that your pro forma financial statements will be included by amendment prior to the time of the initial public filing of your registration statement. Please confirm you will include these pro forma financial statements in an amendment as soon as they are available in order to allow the staff sufficient time to complete its review.
Exhibit 99.1 - Information Statement of White Fiber, Inc.
Information Statement Summary
Business, page 1

3. Please define technical terms so that their meaning is clear to investors. For instance, please more fully define the terms "Tier 3 data center," "colocation," "on-demand computing," "2N UPS," "2N generators," and "N+1 cooling."
4. We note your disclosure on page 19 that your proprietary artificial intelligence technology and algorithms may not operate properly or as you expect
       them to. Please revise your disclosure to provide a materially complete discussion regarding your use of artificial intelligence technology and algorithms, and how they operate. In addition, clarify what datasets your artificial intelligence or algorithms use. Discuss whether you utilize open-source technology or license the use of such technology. To the extent you intend to license existing or future technologies or plan to utilize proprietary and/or open-source technology, please also add relevant risk disclosure to address any related risks.
HPC Data Center Services/and Colocation, page 2

5. We note your disclosure here and on pages 66 and 71 that Enovum currently owns an artificial intelligence data center located in Montreal. Please reconcile this with your disclosure that the artificial intelligence data center is a "fully leased 4MW Tier-3 datacenter."
White Fiber Operations, page 3

6. We note your disclosure on pages 4 and 70 that you intend to finance a deal with, "a mixture of cash and digital assets on the balance sheet." Please tell us, and revise your next amendment as appropriate, to describe in greater detail the financing of this deal.
       Please make sure your response and disclosure includes the specific digital assets you will use to finance the deal, if you hold any digital assets on your balance sheet, the specific breakout of cash and digital assets used to finance the deal, and any other details necessary to understand the transaction.
 February 3, 2025
Page 3
Risk Factors, page 13

7. Please consider adding a risk factor related to advancements in the artificial intelligence space that may permit currently intensive artificial intelligence operations to be done with less computing power, which may negate the need for artificial intelligence and HPC data centers for a large portion of artificial intelligence developers that you service.
White Fiber's operations could be adversely impacted by climate change, page 18

8. We note your disclosure, "To date, Bit Digital AI has not experienced any material impacts to its financial condition, results of operations or cash flows due to the physical effects of climate change." Please clarify whether Enovum has experienced any material impacts due to the effects of climate change.
Our ongoing investment in new AI products, services, and technologies is inherently risky, page 21

9. Please revise this disclosure to include examples of the investments you are making into "new and existing products and services."
Regulatory restrictions that target AI, page 21

10. You state on page 22 that managing "new license and other requirements is complicated and time consuming." Please expand your disclosure to specify the licenses that are required for your business.
Business
Overview, page 65

11. Please revise your business disclosure and the Information Statement Summary, as appropriate, to address the following:
           Clarify where your company has data centers and the specific services you provide at each location. In this regard, you only provide information about your data centers in Canada and Iceland, but you also refer to providing services in
           "Europe, Canada and the United States," and that you expect GPUs purchased from Boosteroid to be delivered to "respective data centers across the U.S. and begin earning revenue by the end of November 2024."
           Please clarify the differences among the terms "HPC service," "GPU-as-a-
           Service," "cloud services," and "colocation services." You state that you provide
           HPC services, which appears to be synonymous with GPU-as-a-Service, as well as "energy and related services." Please clarify what the "energy and related services" are, and whether that is considered "colocation services." Provide information about your customer base and end markets for both your
           cloud services and colocation services, including whether the customers overlap.
 February 3, 2025
Page 4
12. Please revise your disclosure to discuss the terms of your material power purchase agreements in place at your data centers and, if required, file them as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K. Colocation Services, page 66

13. We note your disclosure that MTL2 "comprises part of Bit Digital's 288MW proprietary pipeline announced earlier this year." Please expand your disclosure to
       explain your announcement from earlier this year. Please also clarify how the pipeline is "proprietary."
White Fiber Operations, page 70

14. We note your disclosure regarding the various supply, services, and lease agreements that Bit Digital AI entered into in 2023 and 2024. We also note your disclosure regarding the purchase of MTL2 for CAD $33.5 million. To the extent that any of these agreements are material, please disclose the material terms of these agreements, including the consideration exchanged, the obligations of each party, and the term and termination provisions. In addition, please file these agreements as exhibits to the registration statement if required by Item 601(b)(10) of Regulation S-K. Management, page 76

15. Please revise your disclosure to clarify the executive officers and directors who will continue in their positions at Bit Digital in this section. In this regard, we note your disclosure on page 86 that Samir Tabar and Erke Huang will continue to provide certain services to Bit Digital operations until approximately two years after the
       Separation and Distribution. We also note your disclosure on page 10 that after the distribution, Bit Digital and White Fiber will be separate companies with separate senior management but overlapping boards of directors. Please reconcile this discrepancy. Finally, please clarify whether Samir Tabar and Erke Huang will discontinue their roles at Bit Digital following the two year period after the Separation and Distribution.
16. We note that in Bit Digital, Inc.'s Form 20-F filed March 18, 2024, it states that Mr.
       Xiong is IT Director of Bit Digital Canada, Inc. and receiving a salary of $68,000 on a monthly basis. Please expand your disclosure regarding Mr. Xiong's business experience to include this information. Refer to Item 401(e) of Regulation S-K
Executive Compensation
2023 Compensation of Named Executive Officers, page 87

17. Please update this section to provide compensation information for the last completed fiscal year pursuant to Item 402 of Regulation S-K.
Index to Consolidated Financial Statements, page F-1

18. Please revise future amendments to include financial statements of the registrant,
       White Fiber, Inc.
 February 3, 2025
Page 5
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies, page F-6

19. You disclose that the financial statements include expense allocations for certain functions provided by Bit Digital, Inc. and that these expenses have been allocated to the Company using allocation methodologies considered to be a reasonable reflection of the utilization of the services provided to the benefits received. Please revise your next amendment to provide a more detailed explanation of the allocation method(s)
       used in the notes to the financial statements. Refer to Question 2 of SAB Topic 1.B.1.
20. You disclose that all revenues and costs as well as assets and liabilities directly associated with the business activity of the company are included in the consolidated financial statements, which include expense allocations for certain functions provided by Bit Digital, Inc. Since agreements with related parties are, by definition, not at
       arm   s length and may be changed at any time, please confirm for us, and disclose, that
       management   s estimate of what your expenses would have been on a
stand-alone
       basis, that is, the cost that would have been incurred if you had operated as an unaffiliated entity, are included in the consolidated financial statements. Please revise your next amendment to provide this disclosure for each year for which an income statement was required when such basis produced materially different results. Refer to Question 2 of SAB Topic 1.B.1.
Note 4. Other Current Assets, page F-12

21. Please provide additional information concerning your receivable from third parties.
       We note that the balance was $8.0 million and $13.9 million at September 30, 2024 and December 31, 2023, respectively. Make sure your response and additional disclosure includes the terms of the receivables, your consideration and adoption of
       ASC 326, and a rollforward of the receivable balance in the periods presented.
14. Subsequent Events, page F-17

22. You disclose the acquisition of Enovum Data Centers Corp on October 11, 2024 in
       Note 1 to the financial statements. Please revise your disclosure of subsequent events to include a discussion of the acquisition.

       Please contact Rolf Sundwall at 202-551-3105 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Stanton at 202-551-2197 or Irene Paik at 202-551-6553 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets
cc:   Elliot Lutzker